Exhibit 3.2

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF “PROSPER MARKETPLACE, INC.”, FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF FEBRUARY,

A.D.	2016, AT 5:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3943799 8100Authentication: 201840481

SR# 20160857499Date: 02-16-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware Secretary   of   State

Division   of   Corporations

Delivered   05:22PM 02/16/2016 FILED   05:22PM 02/16/2016

SR 20160857499   - FileN umber 3943799

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF PROSPER MARKETPLACE, INC.

Prosper Marketplace, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

A.The name of the Corporation is Prosper Marketplace, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on

March 22, 2005, under the name of JC Capital Solutions, Inc. The Corporation changed its name to P2P Credit, Inc. pursuant to a Certificate of Amendment filed with the Secretary of State of the State of Delaware on April20, 2005. The Corporation changed its name to CircleOne Holdings, Inc. pursuant to a Certificate of Amendment filed with the Secretary of State of the State of Delaware on October 17, 2005. The Corporation changed its name to Prosper Marketplace, Inc. pursuant to an amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on February 6, 2006.

B.This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C.This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

D.The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIDIT A attached hereto.

IN WITNESS WHEREOF, Prosper Marketplace, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Aaron Vermut, a duly authorized officer of the Corporation, on February 16, 2016.

Is/ Aaron Vermut Aaron Vermut

Chief Executive Officer

EXHIBITA

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROSPER MARKETPLACE, INC.

ARTICLE I

The name of the Corporation is Prosper Marketplace, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 615 South DuPont Highway, City of Dover, County of Kent, 19901. The name of the registered agent at such address is National Corporate Research, Ltd.

ARTICLE IV

Upon the effective date of the filing of this Amended and Restated Certificate of Incorporation, each share of the Corporation's then-outstanding shares of common stock, $0.01 par value per share ("Common Stock"), shall be and hereby is, without any action on the part of the holders of Common Stock, converted and reconstituted into five shares of Common Stock, with a par value of$0.01, and each share of the Corporation's then-outstanding shares of preferred stock,

$0.01 par value per share ("Preferred Stock"), shall be and hereby is, without any action on the part of the holders of Preferred Stock, converted and reconstituted into five shares of Preferred Stock, with a par value of$0.0 1 (collectively, the "Stock Split''). Every share number, dollar amount, conversion price, amount per share, and other provision contained in this Amended and Restated Certificate of Incorporation has been adjusted to account for the Stock Split, and no further adjustment of any preference, dividend rate, price or right set forth in this Article IV shall be made as a result of the Stock Split.

The total number of shares of stock which the Corporation shall have authority to issue is 464,214,500, consisting of 286,826,075 shares of Common Stock, $0.01 par value per share, and 177,388,425 shares of Preferred Stock, $0.01 par value per share, 68,558,220 of which are designated as "Series A Preferred Stock," 24,760,915 of which are designated as "Series A-1 Preferred Stock," 35,775,880 of which are designated as "Series B Preferred Stock," 24,404,770 of which are designated as "Series C Preferred Stock" and 23,888,640 of which are designated as "Series D Preferred Stock."

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ARTICLEV

1.Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)"Conversion Price" shall mean $0.28843031 per share for the Series A Preferred Stock, $0.20 per share for the Series A-1 Preferred Stock, $0.60322729 per share for the Series B Preferred Stock, $2.871364210 per share for the Series C Preferred Stock and $6.90704800 for the Series D Preferred Stock (in each case, subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b)"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c)	"Corporation" shall mean Prosper Marketplace, Inc.

(d)"Distribution" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, or (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder that is approved by the Board of Directors.

(e)"Liquidation Preference" shall mean $0.28843031 per share for the Series A Preferred Stock, $2.00 per share for the Series A-1 Preferred Stock, $0.60322729 per share for the Series B Preferred Stock, $2.871364210 per share for the Series C Preferred Stock, and $6.90704800 per share for the Series D Preferred Stock (in each case, subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f)"Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(g)"Original Issue Price" shall mean $0.28843031 per share for the Series A Preferred Stock, $0.00000020 per share for the Series A-1 Preferred Stock, $0.60322729 per share for the Series B Preferred Stock, $2.871364210 per share for the Series C Preferred Stock and

$6.90704800 per share for the Series D Preferred Stock (in each case, subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(h)"Preferred Stock" shall mean the Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

(i)"Recapitalization" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

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2.Dividends. No Distributions shall be made with respect to the Common Stock until all declared dividends (if any) on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have been paid or set aside for payment to the Series A Preferred Stock holders, Series B Preferred Stock holders, Series C Preferred Stockholders and

Series D Preferred Stockholders. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

3.	Liquidation Rights.

(a)Liquidation Preference. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, distributions shall be made in the following manner:

(i)Each holder of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock or Series A Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any Distribution of the proceeds of such Liquidation Event (the "Proceeds") to the holders of Series A-1 Preferred Stock or Common Stock by reason of their ownership of such stock, (A) an amount per share for each share of Series D Preferred Stock held by them equal to the sum of (x) the Liquidation Preference specified for such share of Series D Preferred Stock and (y) all declared but unpaid dividends (if any) on such share of Series D

Preferred Stock; (B) an amount per share for each share of Series C Preferred Stock held by them equal to the sum of (x) the Liquidation Preference specified for such share of Series C Preferred Stock and (y) all declared but unpaid dividends (if any) on such share of Series C Preferred Stock;

(C) an amount per share for each share of Series B Preferred Stock held by them equal to the sum of

(x) the Liquidation Preference specified for such share of Series B Preferred Stock and (y) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock; and (D) an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (x) the Liquidation Preference specified for such share of Series A Preferred Stock and (y) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock. If upon such Liquidation  Event, the assets of the Corporation legally available for distribution to the holders of the Series D

Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock are

insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(i), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(i).

(ii)After the payment or setting aside for payment to the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock of the full amounts specified in Sections 3(a)(i) above, the holders of Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of Proceeds to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A-1 Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series A-1 Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A-1 Preferred Stock. If upon such Liquidation Event, the assets of the

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Corporation legally available for distribution to the holders of the Series A-1 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(ii), then the remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(ii).

(b)Remaining Assets. After the payment or setting aside for payment to the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock and Series A-1 Preferred Stock of the full amounts specified in Sections 3(a)(i) and 3(a)(ii) above, the entire remaining Proceeds legally available for distribution shall be distributed pro rata to the holders of Series A Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them (assuming for this purpose that all outstanding shares of Series A Preferred Stock had been converted into shares of Common Stock at the then effective Conversion Rate (as defined below) for Series A Preferred Stock immediately prior to such Liquidation Event); provided, however, that the maximum aggregate amount per share of Series A Preferred Stock which the holders of Series A Preferred Stock shall be entitled to receive pursuant to Sections 3(a)(i) and 3(b) is three (3) times the Original Issue Price for the Series A Preferred Stock.

(c)Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Subject to the rights of holders of Series A Preferred Stock to participate in the distribution of remaining assets as set forth in Section 3(b) above, shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d)Liquidation Event. A "Liquidation Event" shall be deemed to be occasioned by, or to include, each of the following events unless the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock (voting as a single class on an as converted basis) including at least fourteen percent (14%) of the voting power of all then outstanding shares of Series A-1 Preferred Stock, elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain in the same relative proportions as to each other (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (ii) a sale, lease, transfer, exclusive license or other conveyance (in a single transaction or series of related transactions) of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole; (iii) the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale,

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lease, transfer, exclusive license or other disposition is to the Corporation or to a wholly owned subsidiary of the Corporation; or (iv) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)Valuation of Non-Cash Consideration. If any Proceeds distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

(i)Securities not subject to an investment letter:

(1)If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading day period ending five (5) trading days prior to the Distribution; or

(2)if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the twenty (20) trading day period ending five (5) trading days prior to the Distribution.

(ii)The method of valuation of securities subject to an investment letter shall be to make an appropriate discount from the market value determined as above in (i)(l) or (2) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

(iii)The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4.Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price

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for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b)Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of an underwritten initial public offering at a price per share (prior to underwriting commissions and expenses) that values the Corporation at least

$2,000,000,000 in an offering with aggregate proceeds to the Corporation of not less than

$100,000,000 (before deducting underwriters' commissions and expenses), pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of the Corporation's Common Stock, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock on an as converted basis (the "Required Vote"), or, if later, the effective date for conversion specified in such requests, provided that (A) shares of Series A-1 Preferred Stock and shares of Series A Preferred Stock held by the holders of Series A-1 Preferred Stock shall not be automatically converted pursuant to this clause (ii) unless the holders of at least fourteen percent (14%) of the outstanding shares of Series A-1

Preferred Stock approve such conversion and (B) shares of Series D Preferred Stock shall not be automatically converted pursuant to this clause (ii) unless the holders of at least sixty percent (60%) of the outstanding shares of Series D Preferred Stock approve such conversion. In addition, if and when a Liquidation Event occurs in which any of a holder's shares of Series A Preferred Stock have been converted into Common Stock then all shares of Series A-1 Preferred Stock held by such holder shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such shares immediately prior to such Liquidation Event.

Each of the events referred to in this Section 4(b) is referred to herein as an "Automatic Conversion

Event."

(c)Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion

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shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. On the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock being thereby converted shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; and each holder of record of shares of Preferred Stock being thereby converted shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)	Adjustments to Conversion Price for Diluting Issues.

(i)Special Definition. For purposes of this Section 4(d), "Additional Shares of Common" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1)Common Stock and options, warrants or other rights to purchase Common Stock issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to restricted stock purchase agreements, stock option plans or similar arrangements approved by the Board of Directors of the Corporation;

(2)shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Amended and Restated Certificate of Incorporation;

(3)shares of Common Stock issued or issuable as a dividend or distribution on Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock in accordance with the provisions of Section 2 hereof or pursuant to any event for which adjustment is made pursuant to Section 4(e), 4(f) or 4(g) hereof;

(4)shares of Common Stock issued in an initial registered public offering under the Securities Act in which all Preferred Stock converts to Common Stock;

(5)shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

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(6)shares of Common Stock issued or issuable pursuant to a strategic transaction, other than for primarily equity financing purposes, provided, that such issuances are approved by the Board of Directors;

(7)shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction other than for primarily equity financing purposes approved by the Board of Directors;

(8)shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(9)shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(10)shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(11)shares of Series D Preferred Stock issued pursuant to that certain Series D Preferred Stock Purchase Agreement dated April 7, 2015 (the "Purchase Agreement"), and shares of Common Stock issued upon conversion thereof;

(12)shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock; and

(13)securities that have already been deemed issued pursuant to the operation of Section 4(d)(iii) below.

(ii)No Adjustment of Conversion Price. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to Section 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii)Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such

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issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1)no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(b)in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the  Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

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(5)if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(d)(iii) as of the actual date of their issuance.

(iv)Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.  In the event the Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to Section 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Section 4(d)(iv), all shares of

Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v)Determination of Consideration. For purposes of this Section 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)Cash and Property. Such consideration shall:

(a)insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

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(2)Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to Section 4(d)(iii) shall be determined by dividing

(x)the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)Adjustments for Subdivisions or Combinations of Common Stock. Inthe event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Conversion Price, the Original Issue Price and the Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Conversion Price, the Original Issue Price and the Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g)Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of

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shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h)Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i)Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of at least sixty percent (60%) of the outstanding shares of such series, either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j)Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.	Voting.

(a)Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b)No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c)Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date in accordance with the provisions of Section 4 hereof. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be

12OHSUSA:764439744.4

entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d)Election of Directors. So long as at least (i) 5,000,000 shares (as adjusted for Recapitalizations) of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, (ii) 5,000,000 shares (as adjusted for Recapitalizations) of Series A-1 Preferred Stock remain outstanding, the holders of shares of Series A-1 Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors and (iii) 5,000,000 shares (as adjusted for Recapitalizations) of Series C Preferred Stock remain outstanding, the holders of shares of Series C Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. Any additional members of the Corporation's Board of Directors shall be elected by the holders of Common Stock and Preferred Stock, voting together as a single class, on an as converted basis. If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

(e)Adjustment in Authorized Common Stock. Notwithstanding the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware to the contrary, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the votes applicable to the then outstanding stock of the Corporation.

(f)Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(g)	BHCA Shareholders.

(i)If a "BHCA Shareholder", together with any "Affiliates" (as such terms are defined below), at any time holds any shares of capital stock of the Corporation that, on an individually converted basis and in the aggregate, constitute more than 4.99% of a class of voting securities of the Corporation (such shares, "Excess Shares"), then any Excess Shares shall not be entitled to vote or consent to any matter pursuant to this Amended and Restated Certificate of Incorporation, and such Excess Shares shall not be entitled to vote or to be counted for purposes of determining whether any vote required under this Amended and Restated Certificate of  Incorporation has been approved by the requisite percentage of voting securities or to be counted towards any quorum required pursuant to this Amended and Restated Certificate of Incorporation.

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No other rights attaching to the Excess Shares shall be amended, reduced, waived or otherwise varied pursuant to this Section 5(g)(i).

(ii)If a BHCA Shareholder and one or more of its Affiliates each hold shares of capital stock of the Corporation that in aggregate constitute more than 4.99% of a class of voting securities of the Corporation, the BHCA Shareholder and its Affiliates may direct the Corporation as to how to allocate the Excess Shares among the BHCA Shareholder and its Affiliates.

(iii)Excess Shares shall remain nonvoting upon transfer except that Excess Shares shall be entitled to the full voting rights set forth for such shares pursuant to this Amended  and Restated Certificate of Incorporation following the transfer of the Excess Shares to:

(1)the Corporation;

securities of the Corporation;

(2)
a transferee in a widespread public distribution of the voting

(3)a transferee in a transfer or series of related transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Corporation; or

(4)a transferee if such transferee would control more than 50% of the voting securities of the Corporation without any transfer of Excess Shares.

(iv)	For the purposes of this Section 5(g) only:

(1)A "BHCA Shareholder" means any holder of capital stock of the Corporation that has provided written notice to the Corporation of its election to be treated as a BHCA Shareholder for purposes of this Section 5(g), which notice shall be irrevocable; and

(2)An "Affiliate" of any person or entity shall have the meaning set forth in the U.S. Bank Holding Company Act of 1956, as amended, and the Federal Reserve Board's implementing Regulation Y thereunder.

6.	Amendments and Changes.

(a)As long as at least 5,000,000 shares (as adjusted for Recapitalizations) of the Preferred Stock shall be issued and outstanding, the Corporation shall not (by amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock:

(i)amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, whether by merger or otherwise, if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof; provided, however, that any

14OHSUSA:764439744.4

such amendment or alteration that would disproportionately and adversely affect the rights, preferences and privileges of any series of Preferred Stock but not so affect all of the other series of Preferred Stock shall require the written consent of the holders of a majority of all then outstanding shares of such series of Preferred Stock, voting as a separate class (in addition to any other approval which may be required);

(ii)increase or decrease (other than decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Common Stock or Preferred Stock or any series thereof;

(iii)authorize or create (by reclassification, merger or otherwise), or permit any subsidiary to authorize or create, any new class or series of shares having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a  parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

(iv)take any action, or permit any subsidiary to take any action, resulting in the repurchase or redemption of shares of Common Stock or Preferred Stock, other than the repurchase of shares of Common Stock or Preferred Stock issued to or held by employees, officers, directors or consultants of or to the Corporation or any of its subsidiaries upon termination of their employment or services approved by the Board of Directors or pursuant to agreements providing for the right of such repurchase between the Corporation and such persons;

(v)consummate a Liquidation Event, except any Liquidation Event in which the holders of the Corporation's equity securities receive at least $750 million in consideration (as determined by the Corporation's Board of Directors);

(vi)declare or pay, or permit any subsidiary to declare or pay, any Distribution with respect to the Preferred Stock or Common Stock of the Corporation or the capital stock of any subsidiary, unless such Distribution is made to the Corporation or any of its wholly owned subsidiaries;

(vii)	take any action resulting in the increase or decrease of the authorized size of the Board of Directors;

(viii)create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise  dispose (in a single transaction or series of related transactions) all or substantially all of the assets of such subsidiary, unless such sale, transfer, license or disposal is to the Corporation or any of its wholly owned subsidiaries; or

(ix)	amend this Section 6(a).

(b)As long as at least 5,000,000 shares (as adjusted for Recapitalizations) of Series A-1 Preferred Stock shall be issued and outstanding, the Corporation shall not (by

15OHSUSA;764439744.4

amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least a majority of the voting power of all then outstanding shares of Series A-1 Preferred Stock:

(i)amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation of the Corporation (including without limitation by merger or consolidation) if such action would alter or change the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A-1 Preferred Stock, including without limitation the Series A-1 Preferred Stock voting threshold in Section 3(d) of this Article V and the proviso for the benefit of the Series A-1 Preferred Stock in Section 4(b)(ii) of this Article V;

(ii)increase or decrease (other than for decreases resulting from conversion of the Series A-1 Preferred Stock) the authorized number of shares of Series A-1 Preferred Stock; or

(iii)	amend this Section 6(b).

(c)As long as at least 5,000,000 shares (as adjusted for Recapitalizations) of Series D Preferred Stock shall be issued and outstanding, the Corporation shall not (by amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Series D Preferred Stock:

(i)amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation of the Corporation (including without limitation by merger or consolidation)  (A) if such action would adversely alter or change the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series D Preferred Stock, and (B) if such amendment, alteration or repeal would not similarly affect the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock;

(ii)	amend this Section 6(c).

7.	Redemption. The Preferred Stock is not redeemable.

8.Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

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ARTICLE VII

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

Except as set forth herein, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

2.The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3.Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity.   An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the

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Exhibit 3.2

Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.